

January 5, 2024

Shannon Ghia
Chief Executive Officer
iShares Bitcoin Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Bitcoin Trust**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 29, 2023**
> **File No. 333-272680**

Dear Shannon Ghia:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   Refer to your response to comment 16. Please revise your disclosure on pages 10, 22, 50 and elsewhere as appropriate to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.

Prospectus Summary

Trust Structure, the Sponsor, the Trustee, the Delaware Trustee and the Custodians, page 1

2.   We note your disclosure that "[s]ubject to the In-Kind Regulatory Approval, these transactions may also take place in exchange for bitcoin." We have the following comments:
- Please revise your cover page and throughout to clarify that the timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.
- Please revise to clarify your prospectus summary and throughout how you will inform shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.
- Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Business of the Trust

Net Asset Value, page 61

3.   Refer to your responses to comment 6 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

4.   Refer to your response to comment 3. Please revise your disclosure on page 61 to clarify whether the Sponsor has a license agreement with the Secondary Index.

Valuation of Bitcoin; The CF Benchmark Index, page 62

5.   Refer to your response to comment 5. Please revise to disclose how the Trust will notify investors of material changes to the CF Benchmarks Index's methodology.

Description of the Shares and the Trust Agreement

Creation and Redemption, page 69

6.   We note your revised disclosure on page 69. Please revise to identify the Bitcoin Trading Counterparties. Please also disclose the material terms of any agreements with such trading counterparties.

Venue Provision, page 76

7.   Refer to your response to comment 15. Section 7.5 of the Second Amended and Restated
      Trust Agreement and your December 22, 2023 response letter state that the Exclusive
      Jurisdiction provision does not apply to causes of action for violation of the Exchange Act
      or the Securities Act. Please revise your disclosure in the prospectus for consistency. In
      addition, please revise your disclosure on page 76 to disclose that the waiver of jury trial
      provision does not apply to causes of action for violation of the Exchange Act or
      Securities Act. Also, please revise to describe the restrictions of the right to bring a
      derivative action. In this regard, we note the terms in Section 3.5 of the Second Amended
      and Restated Trust Agreement.

The Prime Execution Agent and The Trade Credit Lender
The Trade Credit Lender, page 87

8.   Please revise to disclose here the maximum amount of Trade Credits that the Trust may
      borrow, if any, and describe the term and termination provisions of the Trade Financing
      Agreement.

Financial Statements
General, page 102

9.   Please include an updated consent from your independent registered accounting firm in
      your next amendment.

      Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please
contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets